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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2014

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EMBRAER RELEASES THIRD quarter 2014 results

HIGHLIGHTS

Q      In the third quarter of 2014 (3Q14), Embraer delivered 19 commercial and 15 executive (all light) jets;

Q     The Company’s firm order backlog ended 3Q14 at US$ 22.1 billion, an all-time Company record;

Q      As a result of lower total aircraft deliveries, partially offset by higher revenues from the Company’s Defense & Security business, 3Q14 Revenues were US$ 1,239.7 million, for a year-over-year decline of 3.8%. Year-to-date (YTD) Revenues in the first nine months of 2014 were US$ 4,243.3 million, representing year-over-year growth of 7.9%;

Q      EBIT and EBITDA1 margins were 5.5% and 11.0% respectively, in 3Q14, and for the first nine months of 2014 were 8.2% and 12.9%, respectively;

Q      3Q14 Net income (loss) attributable to Embraer Shareholders and Earnings (loss) per basic ADS totaled US$ (10.7) million and US$ (0.0584), respectively. For the first nine months of 2014, Net income (loss) attributable to Embraer Shareholders was US$ 243.3 million and Earnings (loss) per basic ADS was US$ 1.3272;

Q     The Company’s 2014 Guidance for financial performance and Commercial and Executive aircraft deliveries published in February remains unchanged.

Q      Embraer was listed for the fifth consecutive year on the Dow Jones Sustainability Index.

Main financial indicators

in millions of U.S dollars, except % and earnings per share data
IFRS	(1) 2Q14	(1) 3Q13	(1) 3Q14	(1) YTD14
Revenue	1,761.3	1,288.2	1,239.7	4,243.3
EBIT	186.8	75.8	68.1	347.0
EBIT Margin %	10.6%	5.9%	5.5%	8.2%
EBITDA	261.4	156.4	135.9	548.3
EBITDA Margin %	14.8%	12.1%	11.0%	12.9%
Adjusted Net Income (Loss) ²	128.8	35.8	92.6	284.4
Net income (loss) attributable to Embraer Shareholders	143.4	52.9	(10.7)	243.3
Earnings (loss) per share - ADS basic (US$)	0.7829	0.2905	(0.0584)	1.3272
Net Cash (Debt)	(114.3)	(19.6)	(326.6)	(326.6)
(1) Derived from unaudited financial information.

1 EBIT, EBITDA, and their respective margins are non-GAAP measures. For more detailed information please refer to page 11.

2 Adjusted Net Income is a non-GAAP measure, calculated by adding Net Income attributable to Embraer Shareholders plus Deferred income tax and social contribution for the period. Furthermore, under IFRS for purposes of calculating Embraer’s Income Tax benefits (expenses) the Company is required to record taxes resulting from unrealized gains or losses due to the impact of the changes in the Real to US Dollar exchange rate over non-monetary assets (primarily Inventory, Intangibles, and PP&E). Taxes resulting from gains or losses over non-monetary assets are considered non-cash deferred taxes and are accounted for in the Company’s consolidated Cash Flow statement, under Deferred income tax and social contribution, which totaled US$ (14.6) million in 2Q14, US$ (17.1) million in 3Q13, and US$ 103.3 million in 3Q14.

1

São José dos Campos, Brazil, November 6, 2014 - (BM&FBOVESPA: EMBR3, NYSE: ERJ). The Company's operating and financial information is presented, except where otherwise stated, on a consolidated basis in United States dollars (US$) in accordance with IFRS accounting standards. The financial data presented in this document as of and for the quarters ended September 30, 2013 (3Q13), June 30, 2014 (2Q14) and September 30, 2014 (3Q14), are derived from the unaudited financial statements, except where otherwise stated.

REVENUES and gross margin

Embraer delivered a total of 19 commercial and 15 executive aircraft (all light jets) in 3Q14, compared to a total of 19 commercial and 25 executive aircraft (21 light jets and 4 large jets) in 3Q13. During the first nine months of 2014, the Company delivered 62 commercial and 64 executive aircraft (54 light jets and 10 large jets), compared to 58 commercial and 66 executive aircraft (52 light jets and 14 large jets) in the first nine months of 2013. Revenues in 3Q14 totaled US$ 1,239.7 million compared to US$ 1,288.2 million in 3Q13, representing a decline of 3.8%, due primarily to lower Executive Jet deliveries and the mix of commercial aircraft deliveries, partially offset by 29.8% year-over-year revenue growth in the Defense & Security segment. For the first nine months of 2014, Revenues totaled US$ 4,243.3 million, which was up 7.9% from the US$ 3,931.0 million in the first nine months of 2013. Gross margin increased slightly from 19.2% in 3Q13 to 19.5% in 3Q14, and in the first nine months of 2014 was 21.1% vs. 21.6% in the first nine months of 2013.

EBIT

In 3Q14, EBIT and EBIT margin were US$ 68.1 million and 5.5%, respectively, compared to the US$ 75.8 million EBIT and 5.9% EBIT margin reported in 3Q13, driven mainly by the year-over-year decline in Revenues in the period, which led to lower operating leverage, combined with the 8% increase in wages when compared to 3Q13. Administrative expenses of US$ 51.6 million in 3Q14 were stable compared to the US$ 51.3 million in expenses registered in 3Q13, demonstrating the Company’s ongoing commitment to cost efficiency and lean management. Selling expenses fell from US$ 111.9 million in 3Q13 to US$ 99.2 million in 3Q13 in line with Revenue and lower aircraft deliveries in the quarter. Research expenses were stable at US$ 9.7 million in 3Q14 compared to the US$ 9.2 million recognized in 3Q13. Other operating expense, net, moved from income of US$ 1.1 million in 3Q13 to an expense of US$ 13.5 million primarily driven by lower contractual fines related to order cancellations received during the period. On a year-to-date basis, EBIT of US$ 347.0 million through the first nine months of 2014 increased 38.5% from the US$ 250.5 million registered in the first nine months of 2013. This is mainly due to higher Revenues driving operating leverage and the Company’s ongoing commitment to cost efficiency gains, as well as a more favorable exchange rate, considering that the average Brazilian Real to U.S. dollar rate in the first nine months of 2014 depreciated 8% compared to the same period of 2013. EBIT margin over the first nine months of 2014 was 8.2% compared to 6.4% in the first nine months of 2013.

net income

Net Income (loss) attributable to Embraer and Income (loss) per basic ADS for 3Q14 were US$ (10.7) million and US$ (0.0584), respectively. Net margin was -0.9% in 3Q14 compared to 4.1% in 3Q13, largely due to a higher income tax expense of US$ 77.1 million in 3Q14 compared to US$ 25.3 million in 3Q13. The higher income tax in 3Q14 is largely a result of the effect of foreign exchange variation in the period, which generated a non-cash deferred income tax expense on non-monetary assets. Adjusted Net Income excluding the deferred income tax and social contribution in 3Q14 was US$ 92.6 million. For the first nine months of 2014, net income attributable to Embraer and Earnings per basic ADS were US$ 243.3 million and US$ 1.3272, respectively, compared to US$ 77.5 million and US$ 0.4256, respectively, in the first nine months of 2013.

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monetary balance sheet accounts and other measures

Embraer finished 3Q14 with a net debt position of US$ 326.6 million compared to a net debt position of US$ 114.3 million at the end of 2Q14 and a net debt position of US$ 19.6 million at the end of 3Q13. The increase in the Company’s net debt position from the end of 2Q14 to the end of 3Q14 is primarily a result of an increase in Inventories, which increased by US$ 327.6 million to end 3Q14 at US$ 2,767.0 million, in preparation for a higher expected number of aircraft deliveries in the fourth quarter, which is generally the seasonally strongest quarter for deliveries.

		in millions of U.S.dollars
Financial Position Data	(1)	(1)	(1)
	2Q14	3Q13	3Q14
Cash and cash equivalents	1,383.1	1,630.3	1,176.0
Financial investments	915.1	536.6	870.4
Total cash position	2,298.2	2,166.9	2,046.4
Loans short-term	88.5	78.7	85.1
Loans long-term	2,324.0	2,107.8	2,287.9
Total loans position	2,412.5	2,186.5	2,373.0
Net cash (Debt)*	(114.3)	(19.6)	(326.6)
* Net cash = Cash and cash equivalents + Financial investments short-term -
Loans short-term and long-term
(1) Derived from unaudited financial information.

Considering the above, Net cash generated by operating activities was US$ 21.8 million in 3Q14 and Free cash flow 3 for the quarter was negative US$ 137.6 million. For the first nine months of 2014, Net cash used by operating activities was an outflow of US$ 138.5 million, and Free cash flow over the same period was negative US$ 691.0 million. In line with the seasonality of the business, the Company expects cash generation to improve during the fourth quarter of 2014, as aircraft deliveries tend to increase, thereby meeting the Company’s aircraft delivery Guidance for the year. The table below presents a reconciliation of the Company’s free cash flow to its operating cash flow for the periods indicated.

					in millions of U.S.dollars
IFRS	3Q13	4Q13	1Q14	2Q14	3Q14	YTD14
Net cash generated (used) by operating activities	200.5	321.2	(300.4)	140.1	21.8	(138.5)
Financial investments adjustment (1)	(98.4)	440.2	27.4	(126.8)	26.8	(72.6)
Additions to property, plant and equipment	(106.2)	(156.2)	(47.6)	(60.3)	(88.9)	(196.8)
Additions to intangible assets	(80.3)	(109.0)	(83.3)	(102.5)	(97.3)	(283.1)
Free cash flow	(84.4)	496.2	(403.9)	(149.5)	(137.6)	(691.0)
(1) Financial investments and unrealized gain (losses)

In 3Q14, Embraer invested a total of US$ 97.3 million in product development, which was partially offset by US$ 44.4 million in contributions from suppliers. These supplier contributions are primarily related to the development of the E-Jets E2 program in the Commercial Aviation segment. For the first nine months of 2014, total Development investments net of supplier contributions were US$ 111.6 million, which is tracking below the Company’s stated 2014 Guidance for Development investments of US$ 320 million. It is important to note that all development programs, including the E2, continue to progress according to their previously stated timelines. The tables below outline the detailed investments in PP&E and R&D for the periods indicated.

3 Free cash flow is a non-GAAP measure. The Company calculates Free cash flow taking into account mainly investments in PP&E, product development expenditures, which are recorded under Intangible, and changes in short-term investments (Financial investments). It´s important to mention that Operating cash flow does not include the cash invested in product development. It includes changes in Financial investments which do not represent changes in the Company’s net cash position since additions or reductions in Financial investments reflect changes in the maturity profile of the Company’s short-term investments and, as a consequence, do not represent increases or decreases in the Company’s Free cash flow. Additionally, Operating cash flow includes changes in court-mandated escrow deposits, which in its essence is not operational cash and shall be disregarded for Free cash flow calculation purposes. Therefore, Embraer’s free cash flow is represented by the operating cash flow adjusted by Addition to property, plant and equipment (PP&E), Addition to intangible assets, Other assets and Financial investments. For more detailed information please refer to page 11.

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in millions of U.S.dollars
	3Q13	4Q13	1Q14	2Q14	3Q14	YTD14
Additions	80.3	109.0	83.3	102.5	97.3	283.1
Contributions from suppliers	(25.0)	(26.8)	(58.6)	(68.5)	(44.4)	(171.5)
Development (Net of contributions from suppliers)	55.3	82.2	24.7	34.0	52.9	111.6
Research	9.2	13.9	9.3	11.4	9.7	30.4
R&D	64.5	96.1	34.0	45.4	62.6	142.0

	3Q13	4Q13	1Q14	2Q14	3Q14	YTD14
CAPEX	76.2	100.0	36.8	55.1	68.8	160.7
Contracted CAPEX (Included in CAPEX)	28.0	51.8	31.8	12.3	15.2	59.3
Additions of aircraft available for or under lease	17.2	6.5	-	-	12.0	12.0
Additions of Pool programs spare parts	12.8	49.7	10.8	5.2	8.1	24.1
PP&E	106.2	156.2	47.6	60.3	88.9	196.8

Additions to total PP&E were US$ 88.9 million in 3Q14, including values related to spare parts pool programs, aircraft under lease or available for lease, and CAPEX. Of this amount, US$ 68.8 million was related to CAPEX, Additions of aircraft available for or under lease was US$ 12.0 million, and Additions to Pool programs spare parts totaled US$ 8.1 million. A portion of the reported CAPEX includes expenditures related to certain contracted capital expenditures on equipment and facilities, particularly in the Defense & Security segment. These expenditures are included in the terms and conditions of their respective contracts and consequently are not considered part of the Company’s CAPEX outlook of US$ 250.0 million for 2014. Excluding these expenditures, the Company’s CAPEX for 3Q14 was US$ 53.6 million. Over the first nine months of 2014, Additions to total PP&E were US$ 196.8 million, CAPEX was US$ 160.7 million, and CAPEX excluding contracted CAPEX as explained above was US$ 101.4 million.

The Company’s total debt decreased from US$ 2,412.5 million at the end of 2Q14 to US$ 2,373.0 million at the end of 3Q14, due to a US$ 3.4 million decrease in short-term loans, which amounted to US$ 85.1 million at the end of 3Q14 and a US$ 36.1 million decrease in long-term loans, which amounted to US$2,287.9 million at the end of 3Q14. The change in total debt reflects primarily the impact of changes in the value of Real-denominated loans due to foreign exchange variation. The average loan maturity of debt at the end of 3Q14 fell to 5.6 years from 5.7 years at the end of 2Q14.

The cost of Dollar denominated loans was stable at 5.57% from the end of 2Q14 to the end of 3Q14. The cost of Realdenominated loans increased from 5.79% per year at the end of 2Q14 to 6.32% per year at the end of 3Q14. The Company’s EBITDA over the last 12 months (EBITDA LTM) to financial expenses (gross) through 3Q14 was 7.94 compared to 8.33 through 2Q14. At the end of 3Q14, 30% of total debt was denominated in Reals.

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Embraer’s cash allocation management strategy continues to be one of its most important tools to mitigate exchange rate risks. By balancing cash allocation in Real and Dollardenominated assets, the Company attempts to neutralize its balance sheet exchange rate exposure. Of total cash and equivalents at the end of 3Q14, 35% was denominated in US Dollars.

Complementing its strategy to mitigate exchange rate risks, the Company entered into certain financial hedges in order to reduce its 2014 cash flow exposure.

The Company’s cash flow exposure is due to the fact that approximately 10% of its net revenues are denominated in Realsand approximately 25% of its total costs are also denominated in Reals. Having more Realdenominated costs than revenues generates this cash flow exposure. For 2014, approximately 60% of the Company’s Realexposure is hedged if the US Dollar depreciates below R$ 2.00. For exchange rates above this level, the Company will benefit from the upside up to an average exchange rate cap of R$ 3.50. In addition, taking advantage of recent volatility in the exchange rate of the Real, the Company entered into additional financial hedges to reduce its 2015 cash flow exposure. Approximately 55% of the Company’s Realexposure is protected if the US Dollar depreciates below US$ 2.30 to the Real. For exchange rates above this level, the Company will enjoy the upside up to an average exchange rate cap of US$ 3.39.

operational balance sheet accounts

in millions of U.S.dollars
Financial Position Data	(1)	(1)	(1)
	2Q14	3Q13	3Q14
Trade accounts receivable	815.1	520.1	796.6
Customer and commercial financing	81.3	73.5	74.6
Inventories	2,439.4	2,780.4	2,767.0
Property, plant and equipment	2,017.2	1,899.6	2,020.6
Intangible	1,123.8	1,067.6	1,160.3
Trade accounts payable	885.5	964.4	945.0
Advances from customers	902.3	1,160.8	1,015.1
Total shareholders' equity	3,872.2	3,414.1	3,825.7
(1) Derived from unaudited financial information.

The Company’s Trade accounts receivable declined US$ 18.5 million from the end of 2Q14 to end 3Q14 at US$ 796.6 million. Inventories increased by US$ 327.6 million from the end of 2Q14 to US$ 2,767.0 million at the end of 3Q14, due to the aforementioned expected increase in deliveries in 4Q14. Advances from customers ended 3Q14 at US$ 1,015.1 million, increasing by US$ 112.8 million from the end of 2Q14 due to firm orders signed during the period. Trade accounts payable increased US$ 59.5 million during the quarter to end 3Q14 at US$ 945.0 million, mitigating some of the impact of the increase in inventories on the Company’s working capital.

Intangibles increased by US$ 36.5 million from the end of 2Q14 to US$ 1,160.3 million at the end of 3Q14 as

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a consequence of investments in product development and amortization coupled with the receipt of contributions from suppliers to the Company’s ongoing development programs. Property, plant and equipment remained stable at US$ 2,020.6 million at the end of 3Q14.

Total Backlog

During 3Q14, Embraer delivered a total of 19 commercial and 15 executive aircraft. Considering all deliveries, as well as firm orders obtained during the period, the Company’s firm order backlog totaled US$ 22.1 billion at the end of 3Q14, which represents the highest in Embraer’s history. The following chart presents the Company’s backlog evolution through 3Q14.

segment Results

Embraer’s segment revenue mix in 3Q14 varied to that reported in 3Q13, as the Defense & Security segment represented a larger portion of Company Revenues while the proportion represented by Commercial Aviation and Executive Jets Revenues declined due to year-over-year contraction in their respective Revenues. Commercial Aviation Revenues fell 3.9% to US$ 660.7 million, Defense & Security Revenues increased 29.8% to US$ 346.2 million, and Executive Jets Revenues fell 32.2% to US$ 213.3 million in 3Q14. For the first nine months of 2014, Commercial Aviation Revenues represented 51.6% of consolidated Revenues, Defense & Security Revenues represented 25.9%, Executive Jet Revenues represented 21.2%, and Other Revenues represented 1.3% of consolidated Revenues. As Executive Jet Revenues are expected to increase in the last quarter of 2014, the revenue contribution from each business segment should be more aligned with the Company’s Guidance.

in millions of U.S.dollars
Net revenue	(1)		(1)		(1)		(1)
by segment	2Q14%		3Q13%		3Q14%		YTD14%
	US$M	%	US$M	%	US$M	%	US$M	%
Commercial Aviation	971.9	55.2	687.4	53.4	660.7	53.3	2,188.0	51.6
Defense & Security	357.0	20.3	266.8	20.7	346.2	27.9	1,097.5	25.9
Executive Jets	420.6	23.9	314.8	24.4	213.3	17.2	901.2	21.2
Others	11.8	0.6	19.2	1.5	19.5	1.6	56.6	1.3
Total	1,761.3	100.0	1,288.2	100.0	1,239.7	100.0	4,243.3	100.0
(1) Derived from unaudited financial information.

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Commercial Aviation

During 3Q14, Embraer delivered 19 commercial aircraft, as shown below:

Deliveries	2Q14	3Q13	3Q14	YTD14
Commercial Aviation	29	19	19	62
EMBRAER 170	-	1	-	1
EMBRAER 175	16	9	16	40
EMBRAER 190	8	9	2	14
EMBRAER 195	5	-	1	7

During the 2014 edition of the Farnborough International Airshow in England, Embraer made important announcements regarding trade agreements for both the current family of E-Jets and the E2 family of E-Jets. The company received an order for 50 E175-E2 jets from Trans States Holdings, the parent company of Trans States Airlines, Compass Airlines, and GoJet Airlines. The agreement includes options to buy another 50 planes, raising the potential of the order to 100 aircraft. The order, which is estimated at US$ 2.4 billion at list prices, is subject to certain conditions and will be added to the company’s firm order backlog as soon as those conditions have been met by Trans States.

Embraer also announced it has signed a Letter of Intent (LOI) with Azul Linhas Aéreas Brasileiras S.A. for 30 firm orders of the E195-E2 jet. The contract is expected to be concluded in the fourth quarter of this year, when the firm orders will be added to Embraer’s backlog. The LOI also includes purchase rights for 20 additional jets of the same model, thus raising the potential of the order to up to 50 E195-E2 jets, at an estimated value of US$ 3.1 billion at list prices, if all of the purchase rights are exercised. As the first airline to order the E195-E2, Azul becomes the launch customer of the aircraft.

Embraer announced contracts with Fuji Dream Airlines (FDA), of Japan, and Azerbaijan Airlines (AZAL). FDA signed a firm order for three E175 jets with options for another three airplanes of the same model. If all options are exercised, it comes to an estimated value of US$ 258.6 million at list prices. Furthermore, AZAL, Azerbaijan’s national carrier, signed a firm order for two E190 jets, for a value of US$ 95.4 million at list prices. Both orders were already included in Embraer’s firm order backlog in the second quarter of 2014 as “undisclosed” customers.

Embraer presented a full-size mock-up of the passenger cabin of the second generation of the E-Jets family of commercial airplanes, the E-Jets E2, at the Farnborough Airshow. Design firm Priestmangoode, from the United Kingdom, was hired to develop the aircraft’s cabin design, in conjunction with Embraer.

At the same time, Embraer released its Market Outlook for 2014 to 2033, detailing its forecast for the deliveries of new jets in the 70 to 130-seat segment over the next 20 years. The report analyzes the main drivers that contribute to the growth of air transportation and revises the projected deliveries, by region, worldwide. The Market Outlook identifies the need for 6,250 jets in the 70 to 130-seat category (2,300 units in the 70 to 90-seat segment and 3,950 units in the 90 to 130-seat segment). The substitution of ageing aircraft will account for 56% of the new deliveries and the remaining 44% will support market growth. The worldwide fleet of jets in service, with up to 130 seats, will increase from 3,850 aircraft in 2013 to 6,580 by 2033. The value of all of these deliveries would be approximately US$ 300 billion (at list prices).

Also in the third quarter, at the time of the State visit of Chinese President Xi Jinping to Brazil, Embraer concluded two agreements with Chinese companies. The first was the sale of 40 aircraft to China’s Tianjin Airlines, a subsidiary of the HNA Group. The contract, valued at US$ 2.1 billion at list prices, includes 20 E-Jets and 20 E-Jets E2, which makes Tianjin Airlines the first E-Jets E2 customer in China. The order will be added to Embraer’s backlog as soon as the initial payment is made for the order.

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Embraer also signed a sales contract for up to 20 E190-E2 jets with ICBC Financial Leasing Co., Ltd. (ICBC Leasing), of China, of which 10 are firm orders and 10 are purchase rights. The firm orders for the first 10 jets were included in Embraer’s backlog in the third quarter of 2014. The value of the contract is US$ 1.1 billion at list prices, if all of the purchase rights are converted into firm orders. The first deliveries are planned for 2018.

Among the new contracts for the current generation of E-Jets, Embraer signed a firm order for 15 E-Jets with Japan Airlines (JAL), for the E170 and E190 models, as well as twelve additional aircraft from the E-Jets family. The value of the firm order is US$ 677 million based on list prices. The aircraft will be operated by J-Air, a wholly owned subsidiary of Japan Airlines. Deliveries of the new E-Jets are planned to begin in 2015.

Embraer S.A. and Republic Airways Holdings Inc., the operator with the largest fleet of E-Jets in the world, announced a contract with firm orders for 50 E175 jets. The value of the firm order is estimated to be US$ 2.1 billion, based on 2014 list prices. The aircraft will be operated by United Airlines under the United Express brand. The deliveries are scheduled to begin in the third quarter of 2015 and to extend through 2017.

Embraer added two new operators to its customer portfolio. Royal Air Maroc, which is the national carrier of Morocco, decided to introduce the E190 as part of the strategy for updating its fleet, with an eye to opening new routes and increasing the number of short and medium-haul frequencies from its hub in Casablanca International Airport. The company signed a leasing contract for four E-Jets with Aldus Aviation, an Irish company specializing in leasing E-Jets. The first E190 is expected to be delivered in the second half of 2014. Turkish regional airline Borajet has ratified an agreement to acquire four E190 jets as part of an initiative to upgrade its fleet, now formed by turboprops, and add capacity and frequencies, as well as growing its network out of its hub at Istanbul’s Sabiha Gökçen International Airport.

In the segment of commercial jets with 70 to 130 seats, Embraer maintains its leadership with more than 50% of the sales and 60% of the deliveries on the world market.

Commercial Aviation Backlog	Firm Orders	Options	Total	Deliveries	Firm Backlog
E170	193	23	216	188	5
E175	408	360	768	227	181
E190	580	144	724	510	70
E195	145	2	147	135	10
E175-E2	100	100	200	-	100
E190-E2	60	70	130	-	60
E195-E2	50	50	100	-	50
TOTAL E-JETS	1,536	749	2,285	1,060	476

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Executive Jets

The Executive Jets segment delivered 15 light jet aircraft in 3Q14. This number is 10 units less than the number achieved during the same period of 2013.

Deliveries	2Q14	3Q13	3Q14	YTD14
Executive Aviation	29	25	15	64
Light Jets	22	21	15	54
Large Jets	7	4	-	10

In July, Embraer Executive Jets delivered the 25th Phenom 300 to NetJets which is one of the world’s largest  business jet fleet operators, with a presence in North American and European markets. This aircraft also marked the 200th Phenom 300 delivered by Embraer.

In August, Embraer Executive Jets attended LABACE (Latin American Business Aviation Conference and Exhibition), held in São Paulo, Brazil. During LABACE, the Brazilian Civil Aviation Agency (ANAC) granted type certification for the Legacy 500 executive jet. All the model’s design characteristics and requirements were met or even exceeded.

The Legacy 450 development program is on track and entry into service is expected for mid-2015.

According to the annual survey of Customer Support and Services satisfaction published by the North-American magazine AIN during August, Embraer has become the number one provider in the executive jets industry ranking.

Also in August, Embraer Executive Jets opened new facilities at its Contact Center in São Jose dos Campos and expanded the customer support and service network into the Brazilian Northeast region.

In September, the Company opened its Embraer Engineering & Technology Center in Melbourne, Florida. With nearly 75,000 square feet of area, the installation is part of Embraer’s strategy to make its presence ever more global in nature.

Defense & security

The Company develops a series of campaigns for a variety of applications in its product portfolio, which includes military transportation, pilot training and light attack aircraft; transportation for government and military authorities; intelligence, surveillance, and reconnaissance systems; remote sensing and monitoring; aircraft modernization; and command and control systems and services.

Embraer Defense and Security, directly or through a subsidiary, is currently leading several projects that are important for Brazil, such as the development of the KC-390 medium lift military transport jet, the Integrated Border Monitoring System (SISFRON) and the Geostationary Satellite for Defense and Communication (SGDC).

Regarding  the Light Air Support (LAS) program of the United States Air Force, Sierra Nevada and Embraer Defense and Security presented the first United States-built A-29 Super Tucano light air support aircraft in a roll-out ceremony with Air Force and government officials, industry and community representatives, and news media.

The contract signed with the Brazilian Air Force for the acquisition of 28 KC-390 airplanes was one of the main drivers of the Company´s highest backlog in its history.

The Brazilian Air Force contracted Embraer Defense and Security to supply six Legacy 500 aircraft to perform flight inspection missions.

9

Regarding its aircraft modernization programs, Embraer Defense and Security delivered the third A-1M aircraft to the Brazilian Air Force (FAB). The A-1M program provides for the modernization of 43 subsonic AMX jets, 26 of which are already at the Company´s facilities.

Embraer Defense and Security has already received five A-4 jets under its modernization program for a total of 12 aircraft for the Brazilian Navy (MB).

Savis Tecnologia e Sistemas S.A participated in an exercise to verify the Sisfron implemented operational capabilities located in the Comando Militar do Oeste (Western Military Command).

Bradar, the company responsible for remote sensing and surveillance technology, was contracted to supply three SABER M-60 radars for the Marines of the Brazilian Navy (MB) and signed contracts with the Brazilian Army (EB) to map the entire state of Amapa and for the third phase of Radar M200.

SEC/DOJ INVESTIGATIONS UPDATE

The Company received in September, 2010 a subpoena from the SEC and associated inquiries from the U.S. Department of Justice, or DOJ, concerning possible non-compliance with the U.S. Foreign Corrupt Practices Act in relation to certain aircraft sales outside of Brazil. In response, the Company retained outside counsel to conduct an internal investigation of sales in three countries.

In light of additional information, the Company voluntarily expanded the scope of the internal investigation to include sales in other countries, reported on these matters to the SEC and the DOJ and otherwise cooperated with them. The U.S. government inquiries, related inquiries and developments in other countries and the Company’s internal investigation are continuing. Any action in these or related inquiries, proceedings or other developments, or any agreement the Company enters into to settle the same, may result in substantial fines and other sanctions and adverse consequences. Based upon the opinion of its outside counsel, the Company believes that there is no adequate basis at this time for estimating accruals or quantifying any contingency with respect to these matters.

In light of the above, we embarked on a comprehensive effort to improve and expand our compliance program worldwide. This multi-year task involved reexamining every aspect of our compliance systems, and where appropriate, redesigning or adding to them. Some of the key enhancements include the creation of a Compliance Department, the appointment of a Chief Compliance Officer reporting directly to the Risk and Audit Committee of the Board of Directors, the development of a program to monitor engagement of and payments to third parties, improvements to compliance policies, procedure and controls, the enhancement of anonymous and other reporting channels, and the development of a comprehensive training and education program designed to maintain and reinforce a strong compliance culture at all levels of Embraer globally. The Company will continue to promote enhancements and update its compliance program.

10

Reconciliation OF IFRS and “non gaap” information

in millions of U.S.dollars
EBITDA Reconciliation	(1)	(1)	(1)
LTM* (IFRS)	2Q14	3Q13	3Q14
Net Income (Loss) Attributable to Embraer	571.4	200.7	507.8
Noncontrolling interest	7.1	3.0	10.0
Income tax (expense) income	164.6	242.7	216.4
Financial income (expense), net	79.4	22.7	73.8
Foreign exchange gain (loss), net	(4.9)	9.3	1.9
Depreciation and amortization	294.8	291.8	282.0
EBITDA LTM	1,112.4	770.2	1,091.9
(1) Derived from unaudited financial information.
* Last Twelve Months

We define Free cash flow as operating cash flow less Additions to property, plant and equipment, Additions to intangible assets, Financial investments and Other assets. Free cash flow is not an accounting measure under IFRS. Free cash flow is presented because it is used internally as a measure for evaluating certain aspects of our business. The Company also believes that some investors find it to be a useful tool for measuring Embraer's cash position. Free cash flow should not be considered as a measure of the Company's liquidity or as a measure of its cash flow as reported under IFRS. In addition, Free cash flow should not be interpreted as a measure of residual cash flow available to the Company for discretionary expenditures, since the Company may have mandatory debt service requirements or other nondiscretionary expenditures that are not deducted from this measure.  Other companies in the industry may calculate Free cash flow differently from Embraer for purposes of their earnings releases, thus limiting its usefulness for comparing Embraer to other companies in the industry.

EBITDA LTM represents earnings before interest, taxation, depreciation and amortization accumulated over a period of the last 12 months. It is not a financial measure of the Company’s financial performance under IFRS. EBIT as mentioned in this press release refers to earnings before interest and taxes, and for purposes of reporting is the same as that reported on the Income Statement as Operating Profit before Financial Income.

in millions of U.S.dollars
	(1)	(1)	(1)	(1)	(1)
EBITDA Reconciliation	2Q14	3Q13	3Q14	YTD13	YTD14
Net Income (Loss) Attributable to Embraer	143.4	52.9	(10.7)	77.5	243.3
Noncontrolling interest	3.3	1.6	4.5	3.5	9.5
Income tax (expense) income	41.9	25.3	77.1	141.3	101.3
Financial income (expense), net	1.9	8.5	2.9	24.5	1.9
Foreign exchange gain (loss), net	(3.7)	(12.5)	(5.7)	3.7	(9.0)
Depreciation and amortization	74.6	80.6	67.8	209.9	201.3
EBITDA	261.4	156.4	135.9	460.4	548.3
EBITDA Margin	14.8%	12.1%	11.0%	11.7%	12.9%
(1) Derived from unaudited financial information.

EBIT and EBITDA are presented because they are used internally as measures to evaluate certain aspects of the business. The Company also believes that some investors find them to be useful tools for measuring a Company’s financial performance. EBIT and EBITDA should not be considered as alternatives to, in isolation from, or as substitutes for, analysis of the Company’s financial condition or results of operations, as reported under IFRS. Other companies in the industry may calculate EBIT and EBITDA differently from Embraer for the purposes of their earnings releases, limiting EBIT and EBITDA’s usefulness as comparative measures.

11

in millions of U.S.dollars
Adjusted Net Income (Loss)	(1)	(1)	(1)	(1)	(1)
Reconciliation	2Q14	3Q13	3Q14	YTD13	YTD14
Net Income (Loss) Attributable to Embraer	143.4	52.9	(10.7)	77.5	243.3
Net change in Deferred income tax & social contribution	(14.6)	(17.1)	103.3	84.2	41.1
Adjusted Net Income (Loss)	128.8	35.8	92.6	161.7	284.4
Adjusted Net Margin	7.3%	2.8%	7.5%	4.1%	6.7%

(1) Derived from unaudited financial information.
(2) Derived from audited financial information.

Adjusted Net Income is a non-GAAP measure, calculated by adding Net Income attributable to Embraer Shareholders plus Deferred Income tax and social contribution for the period. Furthermore, under IFRS for purposes of calculating Embraer’s Income Tax benefits (expenses) the Company is required to record taxes resulting from gains or losses due to the impact of the changes in the Real to the US Dollar exchange rate over non-monetary assets (primarily Inventory, Intangibles, and PP&E). It is important to note that taxes resulting from gains or losses over non-monetary assets are considered deferred taxes and are accounted for in the Company’s consolidated Cash Flow statement, under Deferred income tax and social contribution.

Some Financial Ratios based on “non GAAP” information

Certain Financial Ratios - IFRS	(1)	(1)	(1)
	2Q14	3Q13	3Q14
Total debt to EBITDA (i)	2.17	2.84	2.17
Net cash to EBITDA (ii)	(0.10)	(0.03)	(0.30)
Total debt to capitalization (iii)	0.38	0.39	0.38
LTM EBITDA to financial expense (gross) (iv)	8.33	6.12	7.94
LTM EBITDA (v)	1,112.4	770.2	1,091.9
LTM Interest and commissions on loans (vi)	133.6	125.9	137.6
(1) Derived from unaudited financial information.

(i) Total debt represents short and long-term loans and financing.

(ii) Net cash represents cash and cash equivalents, plus financial investments, minus short and long-term loans and financing.

(iii) Total capitalization represents short and long-term loans and financing, plus shareholders equity.

(iv) Financial expense (gross) includes only interest and commissions on loans.

(v) The table at the end of this release sets forth the reconciliation of Net income to adjusted EBITDA, calculated on the basis of financial information prepared with IFRS data, for the indicated periods.

(vi) Interest expense (gross) includes only interest and commissions on loans, which are included in Interest income (expense), net presented in the Company’s consolidated Income Statement

12

FINANCial statements

EMBRAER - S.A. CONSOLIDATED STATEMENTS OF INCOME (in millions of U.S.dollars, except earnings per share)

	Three months ended on		Nine Months ended on
	(1)		(1)
	30 Sep, 2013	30 Sep, 2014	30 Sep, 2013	30 Sep, 2014
REVENUE	1,288.2	1,239.7	3,931.0	4,243.3
Cost of sales and services	(1,040.4)	(997.6)	(3,082.6)	(3,347.1)
Gross profit	247.8	242.1	848.4	896.2

OPERATING INCOME ( EXPENSE )
Administrative	(51.3)	(51.6)	(158.1)	(152.1)
Selling	(111.9)	(99.2)	(341.4)	(306.7)
Research	(9.2)	(9.7)	(60.8)	(30.4)
Other operating income (expense), net	1.1	(13.5)	(36.7)	(60.0)
Equity in gain or losses of associates	(0.7)	-	(0.9)	-

OPERATING PROFIT BEFORE FINANCIAL INCOME	75.8	68.1	250.5	347.0
Financial (expenses) income, net	(8.5)	(2.9)	(24.5)	(1.9)
Foreign exchange gain (loss), net	12.5	5.7	(3.7)	9.0

PROFIT BEFORE TAXES ON INCOME	79.8	70.9	222.3	354.1

Income tax (expense) income	(25.3)	(77.1)	(141.3)	(101.3)

NET (LOSS) INCOME	54.5	(6.2)	81.0	252.8

Attributable to:
Owners of Embraer	52.9	(10.7)	77.5	243.3
Noncontrolling interest	1.6	4.5	3.5	9.5

Weighted average number of shares (in thousands)

Basic	728.4	733.3	728.4	733.3
Diluted	733.4	736.9	733.5	737.0

Earnings (loss) per share

Basic	0.0726	(0.0146)	0.1064	0.3318
Diluted	0.0721	(0.0145)	0.1057	0.3301

Earnings (loss) per share - ADS basic (US$)	0.2905	(0.0584)	0.4256	1.3272
Earnings (loss) per share - ADS diluted (US$)	0.2885	(0.0581)	0.4226	1.3205
(1) Derived from unaudited financial statements.

13

	Three months ended on		Nine months ended on
	(1)		(1)
	30 Sep, 2013	30 Sep, 2014	30 Sep, 2013	30 Sep, 2014
Operating activities
Net income	54.5	(6.2)	81.0	252.8
Items not affecting cash and cash equivalents
Depreciation	41.2	46.9	108.3	125.6
Amortization	39.4	20.9	101.6	75.7
Contribution from suppliers	(6.0)	(4.6)	(18.2)	(16.2)
Allowance (reversal) for inventory obsolescence	7.8	(2.6)	13.6	(11.1)
Inventory and PPE provision for adjustment to realizable value	8.5	20.2	17.5	19.3
Provision for doubtful accounts	(2.1)	0.8	(4.8)	(2.0)
Deferred income tax and social contribution	(17.1)	103.3	84.2	41.1
Accrued interest	(7.2)	(3.2)	(6.6)	12.4
Equity in the losses of associates	-	-	3.3	-
Share-based remuneration	1.6	1.0	5.2	4.3
Foreign exchange gain (loss), net	(11.6)	(6.5)	(0.1)	(5.2)
Residual value guarantee	8.1	5.9	14.6	(1.7)
Other	(1.0)	(6.2)	0.2	(9.4)
Changes in assets:
Financial investments (2)	93.2	(9.0)	8.7	46.4
Derivative financial instruments	0.8	0.5	13.0	(1.9)
Collateralized accounts receivable and accounts receivable	14.5	(19.9)	10.4	(227.7)
Customer and commercial financing	0.8	6.6	36.1	(1.0)
Inventories	(261.3)	(326.6)	(629.0)	(468.1)
Other assets	(49.6)	(50.1)	(74.0)	(124.9)
Changes in liabilities:
Trade accounts payable	101.5	66.5	184.6	(67.1)
Non-recourse and recourse debt	1.6	2.2	1.1	1.4
Other payables	81.9	41.2	100.8	86.3
Contribution from suppliers	84.5	5.4	84.5	138.8
Advances from customers	(35.3)	139.4	197.1	1.0
Taxes and payroll charges payable	46.2	(49.0)	1.3	(3.1)
Financial guarantee	(40.0)	(8.7)	(193.1)	(68.7)
Other provisions	6.3	8.8	26.5	24.8
Unearned income	39.3	44.8	75.7	39.7

Net cash generated by (used in) operating activities	200.5	21.8	243.5	(138.5)

Investing activities
Additions to property, plant and equipment	(106.2)	(88.9)	(281.4)	(196.8)
Proceeds from sale of property, plant and equipment	-	-	0.3	(0.1)
Additions to intangible assets	(80.3)	(97.3)	(207.5)	(283.1)
Investments in associates	-	(0.5)	-	(0.5)
Bonds and securities	20.9	2.7	5.4	1.9
Restricted cash reserved for construction of assets	(0.3)	(0.4)	(0.3)	(0.4)

Net cash used in investing activities	(165.9)	(184.4)	(483.5)	(479.0)
Financing activities
Proceeds from borrowings	46.7	127.2	657.8	374.6
Repayment of borrowings	(74.1)	(75.1)	(454.2)	(161.1)
Dividends and interest on own capital	(13.1)	(17.1)	(59.7)	(81.7)
Treasury shares	5.7	5.1	22.8	19.1

Net cash generated by (used in) financing activities	(34.8)	40.1	166.7	150.9
Decrease in cash and cash equivalents	(0.2)	(122.5)	(73.3)	(466.6)
Effects of exchange rate changes on cash and cash equivalents	(16.9)	(84.6)	(93.4)	(41.1)
Cash and cash equivalents at the beginning of the period	1,647.4	1,383.1	1,797.0	1,683.7
Cash and cash equivalents at the end of the period	1,630.3	1,176.0	1,630.3	1,176.0

(1) Derived from unaudited financial statements.
(2) Include Unrealized (gain) on Financial investments, 3Q13 (5.2), 3Q14 17.9 , 9M13 (29.3) and 9M14 (26.2)

14

	(1)	(1)
A S S E T S	As of June 30,	As of September 30,
	2014	2014
Current assets
Cash and cash equivalents	1,383.1	1,176.0
Financial investments	915.1	870.4
Trade accounts receivable, net	808.3	789.8
Derivative financial instruments	14.0	15.4
Customer and commercial financing	21.0	18.7
Collateralized accounts receivable	9.4	9.6
Inventories	2,439.4	2,767.0
Other assets	330.4	338.3
	5,920.7	5,985.2

Non-current assets

Financial investments	45.8	46.9
Trade accounts receivable	6.8	6.8
Derivative financial instruments	15.0	13.5
Customer and commercial financing	60.3	55.9
Collateralized accounts receivable	415.7	417.6
Guarantee deposits	565.8	572.2
Deferred income tax	7.8	8.7
Other assets	169.0	165.8

Investments	-	0.5
Property, plant and equipment, net	2,017.2	2,020.6
Intangible assets	1,123.8	1,160.3
	4,427.2	4,468.8

TOTAL ASSETS	10,347.9	10,454.0
(1) Derived from unaudited financial information.

15

	(1)	(1)
LIABILITIES	As of June 30,	As of September 30,
	2014	2014
Current liabilities
Trade accounts payable	885.5	945.0
Loans and financing	88.5	85.1
Non-recourse and recourse debt	16.3	20.3
Other payables	347.7	388.3
Contribution from suppliers	39.9	0.9
Advances from customers	795.5	898.4
Derivative financial instruments	9.9	10.3
Taxes and payroll charges payable	136.3	116.4
Income tax and social contribution	94.8	61.0
Financial guarantee and residual value	36.8	41.4
Provisions	107.9	98.8
Dividends payable	14.7	13.2
Unearned income	227.1	272.6
	2,800.9	2,951.7

Non-current liabilities
Loans and financing	2,324.0	2,287.9
Non-recourse and recourse debt	383.1	381.3
Other payables	91.8	81.2
Advances from customers	106.8	116.7
Taxes and payroll charges payable	202.3	171.6
Deferred income tax and social contribution	145.2	240.1
Financial guarantee and residual value	189.0	181.6
Provisions	190.1	174.4
Unearned income	42.5	41.8
	3,674.8	3,676.6
TOTAL LIABILITIES	6,475.7	6,628.3

SHAREHOLDERS' EQUITY
Capital	1,438.0	1,438.0
Treasury shares	(73.2)	(62.6)
Revenue reserves	2,205.9	2,206.8
Share-based remuneration	31.1	32.1
Retained earnings	204.5	171.9
Other Comprehensive Income	(35.8)	(62.2)
	3,770.5	3,724.0
Non-controlling interest	101.7	101.7
Total company's shareholders' equity	3,872.2	3,825.7

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	10,347.9	10,454.0
(1) Derived from unaudited financial information.

16

INVESTOR RELATIONS

Luciano Froes, Caio Pinez, Christopher Thornsberry, Cláudio Massuda, Nádia Santos and Paulo Ferreira (+55 12) 3927-4404

investor.relations@embraer.com.br

http://ri.embraer.com.br

Follow Embraer’s IR Department on twitter: @IREmbraer

CONFERENCE CALL INFORMATION

Embraer will host a conference call to present its 3Q14 Results on Thursday, November 6, 2014 at 11:30am (SP) / 8:30am (NY). The conference call will also be broadcast live over the web at http://ri.embraer.com

Telephones:
Operator Assisted (US/ Canada) Toll-Free Dial-In Number: (877) 846-1574
Operator Assisted International Dial-In Number: (708) 290-0687
Your own International Toll-Free number for Brazil: 0800 047 4803 (land line) and 0800 047 4801 (cell phone)
Code: 16939547

ABOUT EMBRAER

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 120 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com.br.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts of future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake any obligation to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations.

17

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 6, 2014

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer